Exhibit 5.1

ATTORNEYS • CIVIL LAW NOTARIES • TAX ADVISERS

P.O. Box 7113 1007 JC Amsterdam Beethovenstraat 400 1082 PR Amsterdam T +31 20 71 71 000 F +31 20 71 71 111	Amsterdam, 1 February 2021. To the Company

Ladies and Gentlemen:

We have acted as legal counsel as to Dutch law to the Company in connection with the Offering. This opinion letter is rendered to you in order to be filed with the SEC as an exhibit to the Registration Statement.

Capitalised terms used in this opinion letter have the meanings set forth in Exhibit A to this opinion letter. The section headings used in this opinion letter are for convenience of reference only and are not to affect its construction or to be taken into consideration in its interpretation.

This opinion letter is strictly limited to the matters stated in it and may not be read as extending by implication to any matters not specifically referred to in it. Nothing in this opinion letter should be taken as expressing an opinion in respect of any representations or warranties, or other information, contained in the Reviewed Documents.

In rendering the opinions expressed in this opinion letter, we have reviewed and relied upon drafts of the Reviewed Documents and pdf copies or drafts, as the case may be, of the Corporate Documents and we have assumed that the Reviewed Documents shall be entered into for bona fide commercial reasons. We have not investigated or verified any factual matter disclosed to us in the course of our review.

This opinion letter sets out our opinion on certain matters of the laws with general applicability of the Netherlands, and, insofar as they are directly applicable in the Netherlands, of the European Union, as at today’s date and as presently interpreted under published authoritative case law of the Dutch courts, the General Court and the Court of Justice of the European Union. We do not express any opinion on Dutch or European competition law, data protection law, tax law or regulatory law. No undertaking is assumed on our part to revise, update or amend this opinion letter in connection with or to notify or inform you of, any developments and/or changes of Dutch law subsequent to today’s date. We do not purport to opine on the consequences of amendments to the Reviewed Documents or the Corporate Documents subsequent to the date of this opinion letter.

The opinions expressed in this opinion letter are to be construed and interpreted in accordance with Dutch law. The competent courts at Amsterdam, the Netherlands, have exclusive jurisdiction to settle any issues of interpretation or liability arising out of or in connection with this opinion letter. Any legal relationship arising out of or in connection with this opinion letter (whether contractual or non-

contractual), including the above submission to jurisdiction, is governed by Dutch law and shall be subject to the general terms and conditions of NautaDutilh. Any liability arising out of or in connection with this opinion letter shall be limited to the amount which is paid out under NautaDutilh’s insurance policy in the matter concerned. No person other than NautaDutilh may be held liable in connection with this opinion letter.

In this opinion letter, legal concepts are expressed in English terms. The Dutch legal concepts concerned may not be identical in meaning to the concepts described by the English terms as they exist under the law of other jurisdictions. In the event of a conflict or inconsistency, the relevant expression shall be deemed to refer only to the Dutch legal concepts described by the English terms.

For the purposes of this opinion letter, we have assumed that:

a.   drafts of documents reviewed by us will be signed in the form of those drafts, each copy of a document conforms to the original, each original is authentic, and each signature is the genuine signature of the individual purported to have placed that signature;

b.  the Registration Statement has been declared effective by the SEC in the form reviewed by us;

c.   (i) no internal regulations (reglementen) have been adopted by any corporate body of the Company which would affect the validity of the resolutions recorded in the Resolutions and (ii) the Current Articles are the Articles of Association currently in force and the Revised Articles are the Articles of Association as they will be in force at each Relevant Moment;

d.  the resolutions recorded in the Resolutions are in full force and effect, the factual statements made and the confirmations given in the Resolutions and each Deed of Issue are complete and correct at each Relevant Moment and the Resolutions correctly reflect the resolutions recorded therein;

e.   each Deed of Issue has been validly signed and executed on behalf of the Company;

f.   the Offering, to the extent made in the Netherlands, has been, is and will be made in conformity with the Prospectus Regulation, the DFSA and the rules promulgated thereunder;

g.  the Option (i) has been validly granted as a right to subscribe for Ordinary Shares (recht tot het nemen van aandelen), (ii) shall be in full force and effect upon being exercised and (iii) shall have been validly exercised in accordance with the terms of the Underwriting Agreement; and

h.  at each Relevant Moment, each of the assumptions made in this opinion letter will be correct in all aspects by reference to the facts and circumstances then existing.

Based upon and subject to the foregoing and subject to the qualifications set forth in this opinion letter and to any matters, documents or events not disclosed to us, we express the following opinions:

Corporate Status

1.  The Company has been incorporated as a besloten vennootschap met beperkte aansprakelijkheid and, upon the execution of the Deed of Conversion, shall be validly existing as a naamloze vennootschap.

Offer Shares and Option Shares

2.  Subject to receipt by the Company of payment in full for the Offer Shares and the Option Shares (if any) as provided for in the Reviewed Documents, and when issued and accepted in accordance with the Resolutions and the Reviewed Documents, the Offer Shares and the Option Shares (if any) shall be validly issued, fully paid and non-assessable.

The opinions expressed above are subject to the following qualifications:

A. Opinion 1 must not be read to imply that the Company cannot be dissolved (ontbonden). A company such as the Company may be dissolved, inter alia by the competent court at the request of the company’s board of directors, any interested party (belanghebbende) or the public prosecution office in certain circumstances, such as when there are certain defects in the incorporation of the company. Any such dissolution will not have retro-active effect.

B. Pursuant to Section 2:7 DCC, any transaction entered into by a legal entity may be nullified by the legal entity itself or its liquidator in bankruptcy proceedings (curator) if the objects of that entity were transgressed by the transaction and the other party to the transaction knew or should have known this without independent investigation (wist of zonder eigen onderzoek moest weten). The Dutch Supreme Court (Hoge Raad der Nederlanden) has ruled that in determining whether the objects of a legal entity are transgressed, not only the description of the objects in that legal entity’s articles of association (statuten) is decisive, but all (relevant) circumstances must be taken into account, in particular whether the interests of the legal entity were served by the transaction. Based on the objects clause contained in the Current Articles and in the Revised Articles, we have no reason to believe that, by entering into the Reviewed Documents, the Company would transgress the description of the objects contained in its Articles of Association. However, we cannot assess whether there are other relevant circumstances that must be taken into account, in particular whether the interests of the Company are served by entering into the Reviewed Documents since this is a matter of fact.

C. Pursuant to Section 2:98c DCC, a naamloze vennootschap may grant loans (leningen verstrekken) only in accordance with the restrictions set out in Section 2:98c DCC, and may not provide security (zekerheid stellen), give a price guarantee (koersgarantie geven) or otherwise bind itself, whether jointly and severally or otherwise with or for third parties (zich op andere wijze sterk maken of zich hoofdelijk of anderszins naast of voor anderen verbinden) with a view to (met het oog op) the subscription or acquisition by third parties of shares in its share capital or depository receipts. This prohibition also applies to its subsidiaries (dochtervennootschappen). It is generally assumed that a transaction entered into in violation of Section 2:98c DCC is null and void (nietig). Based on the content of the Reviewed Documents, we have no reason to believe that the Company or its subsidiaries will violate Section 2:98c DCC in connection with the issue of the Offer Shares or the Option Shares. However, we cannot confirm this definitively, since the determination of whether a company (or a subsidiary) has provided security, has given a price guarantee or has otherwise bound itself, with a view to the subscription or acquisition by third parties of shares in its share capital or depository receipts, as described above, is a matter of fact.

D. The opinions expressed in this opinion letter may be limited or affected by:

a.   any applicable bankruptcy, insolvency, reorganisation, moratorium or other similar laws or procedures now or hereafter in effect, relating to or affecting the enforcement or protection of creditors’ rights generally;

b.  the provisions of fraudulent preference and fraudulent conveyance (Actio Pauliana) and similar rights available in other jurisdictions to insolvency practitioners and insolvency office holders in bankruptcy proceedings or creditors;

c.   claims based on tort (onrechtmatige daad);

d.  sanctions and measures, including but not limited to those concerning export control, pursuant to European Union regulations, under the Sanctions Act 1977 (Sanctiewet 1977) or other legislation;

e.   the Anti-Boycott Regulation, Anti Money Laundering Laws and related legislation; and

f.   the rules of force majeure (niet toerekenbare tekortkoming), reasonableness and fairness (redelijkheid en billijkheid), suspension (opschorting), dissolution (ontbinding), unforeseen circumstances (onvoorziene omstandigheden) and vitiated consent (i.e., duress (bedreiging), fraud (bedrog), abuse of circumstances (misbruik van omstandigheden) and error (dwaling)) or a difference of intention (wil) and declaration (verklaring).

E.  The term “non-assessable” has no equivalent in the Dutch language and for purposes of this opinion letter such term should be interpreted to mean that a holder of an Ordinary Share shall not by reason of merely being such a holder be subject to assessment or calls by the Company or its creditors for further payment on such Ordinary Share.

F.  This opinion letter does not purport to express any opinion or view on the operational rules and procedures of any clearing or settlement system or agency.

We consent to the filing of this opinion letter as an exhibit to the Registration Statement and also consent to the reference to NautaDutilh in the Registration Statement under the caption “Legal Matters”. In giving this consent we do not admit or imply that we are a person whose consent is required under Section 7 of the United States Securities Act of 1933, as amended, or any rules and regulations promulgated thereunder.

Sincerely yours,

/s/ NautaDutilh N.V.

NautaDutilh N.V.

EXHIBIT A LIST OF DEFINITIONS
“Anti Money Laundering Laws”	The European Anti-Money Laundering Directives, as implemented in the Netherlands in the Money Laundering and Terrorist Financing Prevention Act (Wet ter voorkoming van witwassen en financieren van terrorisme) and the Dutch Criminal Code (Wetboek van Strafrecht).

“Anti-Boycott Regulation”	The Council Regulation (EC) No 2271/96 of 22 November 1996 on protecting against the effects of the extra-territorial application of legislation adopted by a third country, and actions based thereon or resulting therefrom.

“Articles of Association”	The Company’s articles of association (statuten) as they read from time to time.

“Board”	The Company’s board of directors (bestuur).

“Commercial Register”	The Dutch Commercial Register (handelsregister).

“Company”	Pharvaris B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid), registered with the Commercial Register under number 64239411, to be renamed Pharvaris N.V. in connection with the Offering.

“Corporate Documents”	The Deed of Incorporation, the Deed of Conversion, the Current Articles, the Revised Articles, the Resolutions and the Registration Statement.

“Current Articles”	The Articles of Association as they read after the execution of a deed of amendment dated 5 November 2020.

“DCC”	The Dutch Civil Code (Burgerlijk Wetboek).

“Deed of Conversion”	The draft deed of conversion and amendment to the Articles of Association prepared by us with reference number 82044177 M 30256910.

“Deed of Incorporation”	The Company’s deed of incorporation (akte van oprichting) dated 30 September 2015

“Deed of Issue”	The draft deed of issue of the Offer Shares or Option Shares, as the case may be, prepared by us with references 82044177 M 30256945 and 82041678 M 21475950 respectively.

“DFSA”	The Dutch Financial Supervision Act (Wet op het financieel toezicht).

“General Meeting”	The Company’s general meeting (algemene vergadering).

“NautaDutilh”	NautaDutilh N.V.

“the Netherlands”	The European territory of the Kingdom of the Netherlands.

“Offer Shares”	6,950,000 Ordinary Shares.

“Offering”	The offering of the Offer Shares and, if any, the Option Shares and the admission to listing and trading of those Common Shares on the NASDAQ Stock Market as contemplated by the Registration Statement.

“Option”	The option to acquire Option Shares to be granted to the Underwriters pursuant to the Underwriting Agreement and the Resolutions.

“Option Shares”	Up to 1,042,500 Ordinary Shares or such lesser number of Ordinary Shares in respect of which the Option is exercised.

“Ordinary Shares”	Ordinary shares in the Company’s capital, with a nominal value of EUR 0.12 each.

“Prospectus Regulation”	Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market, and repealing Directive 2003/71/EC.

“Registration Statement”	The Company’s registration statement on Form F-1 filed or to be filed with the SEC in connection with the Offering in the form reviewed by us.

“Relevant Moment”	Each time that Offer Shares or Option Shares are issued pursuant to the execution of a Deed of Issue.

“Resolutions”

Each of the following:

-   the written resolutions of the Board, dated 10 November 2020, 22 January 2021 and 1 February 2021;

-   the written resolutions of the General Meeting, dated 1 February 2021; and

-   pricing committee resolutions prepared by us and bearing the reference 82044177 M 31112124.

“Reviewed Documents”	Each Deed of Issue and the Underwriting Agreement.

“Revised Articles”	The Articles of Association as they will read immediately after the execution of the duly completed Deed of Conversion.

“SEC”	The United States Securities and Exchange Commission.

“Underwriters”	The Underwriters, as listed in Schedule I to the Underwriting Agreement.

“Underwriting Agreement”	The draft underwriting agreement to be entered into between the Company and the Underwriters in connection with the Offering, in the form reviewed by NautaDutilh.